August 21, 2025

Trevor Burgess
Chief Executive Officer
Neptune Insurance Holdings Inc.
400 6th Street S, Suite 2
St. Petersburg, FL 33701

       Re: Neptune Insurance Holdings Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted August 11, 2025
           CIK No. 0002067129
Dear Trevor Burgess:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 29, 2025 letter.

Amended Draft Registration Statement on Form S-1
Our Business Model, page 6

1. We note your disclosure in the risk factor on page 34 that capacity providers may seek
       "repayment of commissions." Revise your disclosure to discuss the conditions under which your capacity providers have the right to request repayment of commission that you have received. To the extent that you have had any material repayment obligations, please revise the flow chart on page 12 as well as revise the risk factor on page 34 to put the risk of repayment demands by capacity providers in the appropriate context.
 August 21, 2025
Page 2

Our Growth Strategy, page 12

2. We note your response to comment 7. Please tell us how you determined that your implementation of new technology and selling new policies will create growth without incurring material additional costs.
Corporate Structure, page 18

3. We note the revisions that you made in response to comment 8. Please augment the second diagram on page 20 to include disclosures that show the impact to the voting and economic interests of the various shareholder groups assuming the completion of the Class B Stock Exchange and if Mr. Burgess exercises his rights under the Class B
       Equity Exchange Agreement.
Reform or repeal of the Biggert-Waters Act could materially reduce sales, page
50

4. Revise this section to discuss prior changes to the Biggert-Waters Act, including the
       2014 reform bill as well as subsequent rulemaking. Please further revise your disclosure to discuss any significant efforts to change the law in more recent periods.
       Investors must be able to accurately understand the possibility that there are currently efforts to change the legal underpinnings of private flood insurance. The Neptune Advantage, page 105

5. We note your response to comment 3 as well as your revised disclosure about how
       Triton and Poseidon provide you with a competitive advantage over other flood insurance providers and provide a value proposition for your policy holders and capacity providers. We also note that you state that the lack of access to NFIP data is a key barrier to entry keeping other insurers from entering this market. Please provide a discussion of management's view as to why you believe that data related to flood losses, beyond those collected through your own operational data, while potentially important to competitors who may want to enter this business, is not material to your own ability to accurately price insurance risks.
Principal and Selling Stockholders, page 137

6. We note your disclosure that the table on this page does not reflect shares that may be purchased in the directed share program. Please revise the table and this disclosure to include disclosure that does reflect the anticipated purchases that named parties intend to make in the offering.
Consolidated Statements of Cash Flows, page F-5

7.     We note your response to prior comment 21 indicating that the premium deposits
       represent advance payments received from policyholders, which are not the
       Company   s customers, and therefore do not represent deferred revenue.
We also note
       that these appear to be classified as contract liabilities in accordance with ASC 606 based on your disclosure on page F-10. Please address the following:
           Provide us with your analysis explaining your determination that the policyholders do not meet the definition of a customer.
           Tell us how these advanced payments meet the definition of contract liabilities, as
 August 21, 2025
Page 3

           defined under ASC 606, if they do not yet represent funds received from a customer.
             Please also consider the need to revise your disclosures to clarify accordingly given your disclosure on page F-10 states that policyholder payments received in advance of commencement of the performance obligation are recorded as a contract liability.
             Your response describes scenarios and situations in which some portions are treated as a operating cash inflows and financing cash outflows. Provide us with an illustrative example demonstrating and describing the portions and amounts that you classify as operating and financing activities, as described in your response. In doing so, explain if and how the amounts classified as operating include or exclude amounts ultimately recognized as revenue by the Company.
Note 10. Earnings Per Share, page F-16

8. We note the tabular presentation of the EPS calculation on page F-16 is labeled for the period ended December 31, 2024; however, the amounts appear to be derived from the six months ended June 30, 2024. Please revise to correct the typographical error or clarify accordingly.
        Please contact Sarmad Makhdoom at 202-551-5776 or Robert Klein at 202-551-3847
if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or Christian Windsor at 202-551-3419
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Mark Mushkin